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                                                                      EXHIBIT 27

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY


MOISE KATZ, individually and on                          )
behalf of all others similarly                           )             Civil Action No. 15775NC
situated,                                                )
                                                         )
                                  Plaintiff,             )             CLASS
                                                         )             ACTION COMPLAINT
                                                                             ----------------
         - against -                                     )
                                                         )
JAMES L. PATE, HARRY H. CULLEN,                          )
HOWARD H. BAKER, W.J. BOVAIRD,                           )
W.L. LYONS BROWN, JR., ERNEST H.                         )
COCKRELL, ALFONSO FANJUL,                                )
BERDON LAWRENCE, BRENT                                   )
SCOWCROFT, CYRIL WAGNER, JR.,                            )
and PENNZOIL CO.,                                        )
                                                         )
                                  Defendants.            )

                 Plaintiff alleges upon information and belief except as to paragraph 1, which is alleged on knowledge, as follows:

                                  THE PARTIES

                 1. Plaintiff is and has at all times relevant hereto, owned shares of the common stock of Pennzoil Co. ("Pennzoil" or the "Company").

                 2. Pennzoil is a corporation formed under the laws of the State of Delaware with its principal executive offices located in Houston, Texas. Pennzoil's shares are traded on the New York Stock Exchange under the symbol ("PZL"). As of February 28, 1997, there were 46,897,455 shares of Pennzoil stock outstanding, held by more than 18,500 shareholders of record.
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                 3.       Defendant James L. Pate ("Pate") is and has been at
all relevant times President and Chief Executive Officer of Pennzoil.

                 4. Defendant Harry H. Cullen is and has been at all relevant times a director of Pennzoil and is a member of its Compensation and Executive Committees.

                 5. Defendants Howard H. Baker, W.J. Bovaird and Brent Scowcroft are and have been at all relevant times directors of Pennzoil and are members of its Finance Committee.

                 6. Defendant W.L. Lyons Brown, Jr. is and has been at all relevant times a director of the Company and is a member of its Audit Committee.

                 7. Defendant Ernest H. Cockrell is and has been at all relevant times a director of the Company and is a member of its Audit, Compensation and Executive Committees.

                 8. Defendant Alfonso Fanjul is and has been at all relevant times a director of the Company and is a member of its Compensation Committee.

                 9. Defendant Berdon Lawrence is and has been at all relevant times a director of the Company and is a member of its Executive Committee.

                 10. Defendant Cyril Wagner, Jr. is and has been at all relevant times a director of the Company and is Chairman of its Audit Committee.



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                 11.      The Individual Defendants set forth in paragraphs 3-10
above are officers and/or directors of Pennzoil and as such, are in a fiduciary relationship with plaintiff and the other public stockholders of Pennzoil and owe to plaintiff and other members of the class the highest obligations of good faith, fair dealing and full disclosure.

                            CLASS ACTION ALLEGATIONS

                 12. Plaintiff brings this case on his own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all public stockholders of Pennzoil, and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

                 13. This action is properly maintainable as a class action.

                          (a)     The class is so numerous that joinder of all
members is impracticable. As of February 28, 1997, there were 46,897,455 shares of Pennzoil stock outstanding, held by more than 18,500 shareholders of record located throughout the United States;

                          (b)     There are questions of law and fact which are
common to the Class and which predominate over questions affecting any individual Class member, including





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whether the Individual Defendants have breached their fiduciary duties owed to plaintiff and other members of the class;

                          (c)     Defendants have acted and will continue to
act on grounds generally applicable to the Class, thereby making appropriate final injunctive or corresponding declaratory relief with respect to the Class as a whole;

                          (d)     A class action is superior to other methods
for the fair and efficient adjudication of the claims herein asserted and no unusual difficulties are likely to be encountered in the management of this class action. The likelihood of individual class members prosecuting separate claims is remote;

                          (e)     Plaintiff is committed to the prosecution of
this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                 14. Plaintiff does not anticipate any difficulty in the management of this litigation as a class action.





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                        BACKGROUND AND CLAIM FOR RELIEF

                 15. Pennzoil is a natural resource company engaged in exploring for, producing, refining and marketing oil, gas and refined petroleum products. Its subsidiary, Richland Development Corporation, manages Pennzoil's real estate holdings and provides staff support, while its Jiffy Lube business provides retail oil change and lubrication services.

                 16. On June 23, 1997, Union Pacific Resources Group, Inc. ("Union Pacific") announced that it had offered $6.4 billion in cash, stock and assumed debt for Pennzoil (the "Union Pacific Proposal"). Pursuant to the terms of the Union Pacific Proposal, Union Pacific offered to acquire 50.1 percent of Pennzoil's approximately 46.7 million outstanding shares (the "tender offer") for $84 per share, in cash and, if the tender offer is successful, to acquire the remaining 49.9 percent of Pennzoil's shares in a stock swap also valued at $84 per share.

                 17. The $84 per share price contemplated in the Union Pacific Proposal represents a 41 percent premium to the closing price of $59 4/8 on Friday, June 20, the last trading day prior to the announcement of the Union Pacific Proposal.

                 18. The reaction of the investment community to the Union Pacific Proposal has been extremely positive.





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Pennzoil's shares rose more than $23 to as much as $83 shortly after the announcement of the Union Pacific Proposal.

                 19. Petri Parkman & Co. analyst Paul Leibman stated commented on the attractiveness of the Union Pacific Proposal to Pennzoil shareholders:

                          Union Pacific's production has been growing by 10 percent a year, and Pennzoil's has not grown. Part of what's being offered to Pennzoil's shareholders is a company with a demonstrably better track record.

                 20. In contrast to the positive reaction of the investment community, Pennzoil merely announced that it would review the Union Pacific Proposal and would issue a response thereto on or before July 7.

                 21. The Company however, is clearly resistant to the Union Pacific Proposal and, indeed, any business combination, as reflected by its reported rejection of an $80 offer by Union Pacific on June 10.

                 22. Moreover, Pennzoil has an array of antitakeover devices in place designed to thwart hostile bids for the Company, including a shareholder rights plan (the "poison pill") which provides for the distribution of one Preferred Stock Purchase Right ("PSPR") for each common share. The PSPRs become exercisable after a person or group acquires 15% of Pennzoil's
common shares, or announces an offer to acquire 15% of such shares.   Upon
becoming exercisable, the PSPRs can begin to trade separately from





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the Company's common shares.  Upon exercising the PSPRs, the holder of such rights is entitled to purchase from Pennzoil one one-hundredth (1/100th) of a share of newly issued junior participating preferred stock $140.

                 23. In the event Pennzoil is involved in a merger or other business combination after the PSPRs become exercisable, the PSPR would be modified to entitle the holder to buy a number of the acquiring company's common shares having a market value of twice the exercise price of each PSPR. If a 15% holder acquires Pennzoil by means of a reverse merger in which the Company and its shares survive, each right not owned by such acquiror would become exercisable for the number of Pennzoil common shares leaving a market value of twice the exercise price of the right.

                 24. Union Pacific has commenced actions in this Court and in the United States District Court for the Northern District of Texas and the Middle District of Louisiana seeking declaratory judgment directing Pennzoil's board to lift the Company's anti-takeover defenses, including the above-described poison pill, alleging that the defenses unlawfully prevent Pennzoil's shareholders from participating in the tender offer and will "entrench Pennzoil's management."

                 25. In a letter written to defendant Pate, Union Pacific's Chairman Jack Messman, noting that Pennzoil has failed to meet its growth objectives, has reportedly accused





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Pate of wrongfully refusing to discuss an acquisition, stating that:

                          [y]our repeated rejections of our efforts to initiate discussions regarding a merger have been a delaying tactic, providing time to allow you to try to develop yet another strategic plan . . . Pennzoil's shareholders could justifiably conclude that any new plan, and its projections, will be similarly unsuccessful and designed primarily to entrench the status quo at Pennzoil.

                             FIRST CLAIM FOR RELIEF

                 26. At all times herein, defendants were and are obligated to adequately consider, in a timely fashion and on an informed basis, any reasonable proposal from any party, not to place their own self-interests and personal considerations ahead of the interests of the stockholders, and to make corporate decisions in good faith.

                 27.      Defendants' fiduciary obligations require them to:

                          (a)     arrange for the sale of Pennzoil to the
highest bidder, including obligating them to undertake an appropriate evaluation of any bona fide offers, provide non-public information to such offerors to enable them to make the highest possible bid for the Company and take such other appropriate steps to solicit the highest possible bid for the Company; and

                          (b)     act independently, including appointing a
disinterested committee so that the interests of Pennzoil's public stockholders would be protected.





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                 28.      By virtue of the acts and conduct alleged herein, the
Individual Defendants, who direct the actions of the Company, have breached their fiduciary duties owed to plaintiff and other class members are carrying out a preconceived plan and scheme to entrench themselves in office and to protect and advance their own parochial interests at the expense of Pennzoil. Defendants' conduct has been a breach of their fiduciary obligation and has violated the mandate of the Company's shareholders to maximize value. The Individual Defendants have not exercised and are not exercising independent business judgment and have acted and are acting to the detriment of the Class. The defendants' negative response to the Union Pacific Proposal is an uninformed knee-jerk reaction made without adequate information as to what
Union Pacific would be prepared to offer in a fully negotiated transaction, so that defendants can maintain their positions in control of the company.

                 29. Moreover, Defendants have refused to take those steps necessary to ensure that the Company's public shareholders will receive maximum value for their shares of Pennzoil common stock. Defendants' failure to pursue negotiations regarding an acquisition with Union Pacific or any other company is clearly the result of a desire by the Individual Defendants to protect their own substantial salaries, perquisites and positions with the Company.





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                 30.      As a result of the foregoing, the Individual
Defendants have breached and/or aided and abetted breaches of fiduciary duties owed to Pennzoil and its stockholders. Unless corrected, this conduct will continue to be wrongful, unfair, and harmful to Pennzoil's shareholders.

                 31. Unless enjoined by this Court, defendants will breach their fiduciary duties owed to plaintiff and the other members of the Class and may benefit themselves in their corporate offices, all to the irreparable harm of the Class, as aforesaid.

                 32. Plaintiff and the other members of the Class have no adequate remedy at law.

                 WHEREFORE, plaintiff demands judgment as follows;

                          1.      declaring this to be a proper class action;

                          2.      ordering the Individual Defendants to carry
out their fiduciary duties to plaintiff and the other members of the Class by taking all steps necessary to arrange for the sale of Pennzoil to the highest bidder, including the following:

                          (a)     cooperate fully with any person or entity,
having a bona fide interest in proposing any transaction which would maximize shareholder value, including, but not limited to, a buyout or takeover of the Company by Union Pacific;





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                          (b)     undertake an appropriate evaluation of
Pennzoil's worth as a merger/acquisition candidate;

                          (c)     take all appropriate steps to enhance
Pennzoil's value and attractiveness as a merger/acquisition candidate;

                          (d)     take all appropriate steps to effectively
expose Pennzoil to the marketplace in an effort to create an active auction for Pennzoil;

                          (e)     act independently so that the interests of
Pennzoil's public stockholders will be protected; and

                          (f)     adequately ensure that no conflicts of
interest exist between the Individual Defendant's interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Pennzoil's public stockholders;

                 3. ordering defendants, jointly and severally, to account to plaintiff and the other members of the Class for all damages suffered and to be suffered by them as a result of the acts and transactions alleged herein;

                 4. requiring defendants to utilize the poison pill in a manner consistent with maximizing shareholder value;

                 5. awarding plaintiff the costs and disbursements of the action, including a reasonable





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allowance for plaintiffs attorney's fees and experts' fees; and

                 6. granting such other and further relief as this Court may deem to be just and proper.

Dated:   June 24, 1997
                                       ROSENTHAL MONHAIT GROSS
                                           & GODDESS, P.A.



                                       By:   /s/ Norman Monhait
                                           --------------------------------
                                               Joseph A. Rosenthal
                                               Suite 1401
                                               919 Market Street
                                               Wilmington, DE  19899
                                               (302) 656-4433

                                               Attorneys for Plaintiff
OF COUNSEL:

GOODKIND LABATON RUDOFF &
    SUCHAROW LLP
100 Park Avenue
New York, New York 10017
(212) 907-0700

GARWIN BRONZAFT GERSTEIN & FISHER
1501 Broadway
New York, NY 10036
(212) 398-0055





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